UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375107
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,286,455
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,286,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,286,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,286,455
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,286,455
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,286,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,286,455
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,286,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,286,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,6681
	8	SHARED VOTING POWER 7,286,455
	9	SOLE DISPOSITIVE POWER 166,6681
	10	SHARED DISPOSITIVE POWER 7,286,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,453,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN, HC

1 Shares of Common Stock held by certain trusts or accounts established for the benefit of Richard Abbe’s children or other relatives.

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON John G. Coburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Daniel H. McCollum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 636375107

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement defined and described in Item 4 below, John G. Coburn and Daniel H. McCollum are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 7,286,455 Shares beneficially owned by Iroquois Master Fund is approximately $2,351,113, excluding brokerage commissions.

The Shares purchased by the Trust Accounts were purchased with working capital in open market purchases.  The aggregate purchase price of the 166,668 Shares beneficially owned by the Trust Accounts is approximately $50,001, excluding brokerage commissions.

The 10,000 Shares owned directly by General Coburn were purchased in the open market with personal funds.  The aggregate purchase price of the 10,000 Shares owned directly by General Coburn is approximately $5,300, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 6, 2014, Iroquois, Iroquois Master Fund and Messrs. Silverman, Abbe, Coburn and McCollum (collectively, “Iroquois”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things: (i) that Peter Zurkow, a current director of the Issuer, will not stand for re-election as a class I director at the 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”) and Leonard Sokolow, a current director of the Issuer, will resign from the Board of Directors (the “Board”) immediately following the 2014 Annual Meeting; (ii) to appoint Richard Abbe as a class III director immediately following the 2014 Annual Meeting; (iii) to nominate Joshua Silverman (together with Mr. Abbe, the “Iroquois Directors”), together with Robert B. Fagenson, William Lerner, James Ciocia, and Frederick Wasserman (together with Mr. Silverman, the “2014 Nominees”), for election to the Board at the 2014 Annual Meeting; (iv) to recommend a vote for the 2014 Nominees and solicit proxies from the Issuer’s stockholders for the election of the 2014 Nominees at the 2014 Annual Meeting; (iv) to hold the 2014 Annual Meeting no later than July 31,2014; (v) to appoint one Iroquois Director to each of the Audit and Corporate Governance Committees of the Board promptly following the 2014 Annual Meeting, but in no event later than fifteen (15) business days thereafter; and (vi) to use its commercially reasonable efforts to reduce the size of the Board to nine (9) members by the end of the 2016 annual meeting of stockholders.  Subject to certain exceptions, if either Iroquois Director is unable to serve or is removed from the Board during the standstill period, Iroquois is entitled to designate a replacement nominee to be approved by the Nominating Committee of the Board and to be appointed by the Board within five (5) business days of such committee’s approval.

CUSIP NO. 636375107

The Issuer further agreed that promptly following the 2014 Annual Meeting, but in any event no later than fifteen (15) business days thereafter, the Board will create a strategy committee of the Board (the “Strategy Committee”), which will be comprised of six (6) independent non-management members of the Board, two of whom will be the Iroquois Directors. The Strategy Committee will also have two Co-Chairmen, one of whom will be an Iroquois Director.

Pursuant to the terms of the Settlement Agreement, Iroquois agreed, among other things, to: (i) withdraw its Nomination Letter nominating its director candidates and any and all related materials in connection therewith, including any solicitation materials filed with the SEC or furnished to the Issuer’s stockholders; (ii) withdraw its demand for a stockholder list and other materials pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”); and (iii) vote all Shares beneficially owned by it in favor of the 2014 Nominees and in favor of amendments to the Issuer’s certificate of incorporation to (a) increase the total number of authorized Shares from 150,000,000 to 250,000,000 Shares and (b) effect a reverse stock split of the Shares at a split ratio of not less than one-for-eight and not more than one-for twenty.  The Iroquois Directors also agreed to resign from the Board effective the earlier of (1) fifteen (15) days after written notice of a material breach by Iroquois of the Settlement Agreement is provided to Iroquois by the Company (unless such breach is cured within such 15-day period) and (2) the date on which Iroquois ceases collectively to beneficially own at least 3% of the outstanding Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).

In addition, Iroquois agreed to customary standstill restrictions during the period beginning on the date of the Settlement Agreement and ending on the later of (1) the conclusion of the 2015 Annual Meeting of Stockholders of the Issuer (the “2015 Annual Meeting”) and (2) such time as none of the Iroquois Directors are members of the Board; provided however, that if both Iroquois Directors resign from the Board prior to the date that is ten (10) days prior to the deadline for submissions of stockholder nominations for the 2015 Annual Meeting, the standstill period shall end on such nomination deadline. The standstill provisions provide, among other things, that Iroquois will not: (i) acquire beneficial ownership of any additional securities of the Issuer; (ii) submit any stockholder proposals; (iii) engage in any solicitation of proxies (or written consents) or otherwise become a participant in a solicitation in opposition to the recommendation or proposal of the Board; (iv) form or join any partnership, limited partnership, syndicate or other group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement; (v) call, or request the call of, a special meeting of the Issuer’s stockholders, or make a request for a list of the Issuer’s stockholders; (vi) vote for any nominee(s) for election to the Board, other than those nominated or supported by the Board; (vii) except as provided in the Settlement Agreement, seek to place a representative or other affiliate, associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board; (viii) effect or seek to effect, in any capacity other than as a member of the Board, offer or propose to effect, or cause or participate in, or assist or facilitate any other person to do the same (whether publicly or otherwise) (a) any acquisition of any material assets or businesses of the Issuer or its subsidiaries, or any sale, lease, exchange, pledge, mortgage, or transfer thereof; (b) any tender offer or exchange offer, merger, acquisition or other business combination involving the Issuer or its subsidiaries; or (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or its subsidiaries; (ix) make, or assist or encourage any third party to make, any demands for books and records and other materials pursuant to Section 220 of the DGCL or pursue any litigation related thereto against the Issuer; and (x) disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing.

CUSIP NO. 636375107

Iroquois and the Issuer also agreed to a mutual release of claims in connection with Iroquois’ efforts to replace certain members of the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 123,246,888 Shares outstanding, as of the Record Date for the 2014 Annual Meeting, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer’s Preliminary Proxy Statement on Form PRER14A, filed with the Securities and Exchange Commission on June 6, 2014.

A.	Iroquois

(a)	As of the close of business on June 6, 2014, Iroquois beneficially owned 7,286,455 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,286,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,286,455

(c)
Iroquois has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Iroquois Master Fund

(a)	As of the close of business on June 6, 2014, Iroquois Master Fund directly and beneficially owned 7,286,455 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 7,286,455
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,286,455
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 636375107

C.	Joshua Silverman

(a)	As of the close of business on June 6, 2014, Mr. Silverman beneficially owned 7,286,455 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,286,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,286,455

(c)
Mr. Silverman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Richard Abbe

(a)	As of the close of business on June 6, 2014, Mr. Abbe beneficially owned 7,453,123 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 166,668
2. Shared power to vote or direct vote: 7,286,455
3. Sole power to dispose or direct the disposition: 166,668
4. Shared power to dispose or direct the disposition: 7,286,455

(c)
Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	John G. Coburn

(a)	As of the close of business on June 6, 2014, General Coburn directly owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Coburn has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 636375107

F.	Daniel H. McCollum

(a)	As of the close of business on June 6, 2014, Mr. McCollum did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCollum has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On June 9, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Settlement Agreement, dated June 6, 2014, by and among National Holdings Corporation, Iroquois Capital Management, LLC, Iroquois Master Fund Ltd., Joshua Silverman, Richard Abbe, John G. Coburn and Daniel H. McCollum.

99.2	Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Joshua Silverman and Richard Abbe, date June 9, 2014.

CUSIP NO. 636375107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2014

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN
Individually and as attorney-in-fact for John G. Coburn and Daniel H. McCollum

/s/ Richard Abbe
RICHARD ABBE

CUSIP NO. 636375107

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Securities Purchased	Price Per Share($)	Date of Transaction

IROQUOIS MASTER FUND LTD.

54,000	0.5188	04/16/2014